FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the "Issuer")
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

February 17, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Grandview Gold Inc. is pleased to announce that on February 15, 2006 it received conditional approval for the listing of its common shares on the Toronto Stock Exchange ("TSX"). Grandview currently trades on the Canadian Trading & Quotation System Inc. ("CNQ") and on the OTC BB under the symbol "GVGDF". Listing on the TSX was made conditional on, among other things, Grandview raising at least [$3 Million] in the offering with Haywood Securities Inc. previously announced on February 3, 2006. Upon meeting the conditional listing requirements and graduating to the TSX, the Company's shares will be de- listed from the CNQ.

Item 5.	Full Description of Material Change

February 17, 2006 - Toronto, Ontario - Grandview Gold Inc. (CNQ:GVGI) is pleased to announce that on February 15, 2006 it received conditional approval for the listing of its common shares on the Toronto Stock Exchange ("TSX"). Grandview currently trades on the Canadian Trading & Quotation System Inc. ("CNQ") and on the OTC BB under the symbol "GVGDF". Listing on the TSX was made conditional on, among other things, Grandview raising at least [$3 Million] in the offering with Haywood Securities Inc. previously announced on February 3, 2006. Upon meeting the conditional listing requirements and graduating to the TSX, the Company's shares will be de-listed from the CNQ.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Grandview Gold Inc.

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 20th day of February 2006.

                      Grandview Gold Inc.

                      "Raymond Pecoskie"

                      Raymond Pecoskie,
                      President & Chief Executive Officer

Grandview Gold Inc.